

April 2, 2014

<u>Via E-mail</u>
Gregory M. Woods
Executive Vice President, Deputy General Counsel
LPL Financial Holdings Inc.
75 State Street
Boston, Massachusetts 02109

      Re: **LPL Financial Holdings Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed March 12, 2014
              File No. 1-34963

Dear Mr. Woods:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Suzanne Hayes
                                  Suzanne Hayes
                                  Assistant Director

cc: Marko S. Zatylny, Ropes & Gray LLP